FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

Declaration of share repurchase*

Issy-les-Moulineaux (France) August 3, 2007

Name and address of issuer: Wavecom, S.A. 3 esplanade du Foncet 92442 Issy-les-Moulineaux France (code : ISIN FR0000073066)

Reporting period: July 30, 2007 to August 3, 2007

Trading day	Number of shares	Weighted average	Total of transaction
	purchased(1)	price	(en euros)
		(in euros)

07/30/2007	46 966	€19,1410	€898 976

07/31/2007	50 213	20,2143	1 015 021

08/01/2007	52 298	18,7984	983 119

08/02/2007	54 303	19,8260	1 076 611

08/03/2007	48 987	19,4408	952 346

Total	252 767		€4 926 073

(1) Ordinary shares

* Authorization granted at Annual General Shareholders’ meeting of May 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: August 3, 2007	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer